Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

June 26, 2007

Catalyst Paper Corporation withdraws proposed private placement of senior notes

Vancouver, BC – Catalyst Paper Corporation today announced that due to adverse capital market conditions it has decided to withdraw its proposed private placement of US$200 million in aggregate principal amount of senior notes.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-654-4212